SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
 ______________________________________________________________________________

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                    14008M104
                                 (CUSIP number)

                        DON A. SANDERS, 3100 CHASE TOWER
                       HOUSTON, TEXAS 77002 (713) 224-3100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MAY 2 , 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


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                                  SCHEDULE 13D
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CUSIP  No.  14008M104                                      Page  2  of  5  Pages
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1    NAME  OF  REPORTING  PERSON  S.S.  OR  I.R.S.  IDENTIFICATION  NO.
     OF  ABOVE  PERSON

          DON  A.  SANDERS

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
     (a)
     (b)

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA

                             7     SOLE  VOTING  POWER
NUMBER  OF                           82,700
SHARES
BENEFICIALLY                 8     SHARED  VOTING  POWER
OWNED  BY                            -0-
EACH
REPORTING                    9     SOLE  DISPOSITIVE  POWER
PERSON  WITH                         82,700

                            10     SHARED  DISPOSITIVE  POWER
                                     843,301

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          926,001

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

          12.9%

14   TYPE  OF  REPORTING  PERSON*

          IN


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                                  SCHEDULE 13D
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CUSIP  No.  14008M104                                      Page  3  of  5  Pages
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ITEM  1.     SECURITY  AND  ISSUER

     The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Capital Environmental Resource Inc., whose principal executive office is located at 1005 Skyview Drive, Burlington, ON L7P 5131 Canada.

ITEM  2.     IDENTITY  AND  BACKGROUND

     This statement is filed on behalf of Don A. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose business address is 3100 Chase Tower, Houston, Texas 77002. Sanders currently serves as the Chairman of the Executive Committee of Sanders Morris Harris Inc., an investment banking firm, whose address is 3100 Chase Tower, Houston, Texas 77002.

     Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     The securities of the Issuer were acquired by Sanders and his Spouse ("Spouse") in open market transactions and privately negotiated transactions for the purposes of investment. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuers affairs. Depending upon his evaluation of the Issuers business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.


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                                  SCHEDULE 13D
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CUSIP  No.  14008M104                                      Page  4  of  5  Pages
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ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person directly owns 82,700 shares (The "Reporting Person Shares") of Common Stock and has the shared power to dispose of or direct the disposition of 843,301 shares of Common Stock (the "Client Shares") of certain of the Reporting Person's clients (the "Clients) from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client Shares. The Reporting Person's Spouse directly owns 0 shares of Common Stock ("Spousal Shares"). The Client Shares together with the Reporting Person Shares and the Spousal Shares represent an aggregate of 926,001 shares or 12.9% of the Common Stock.

     The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

     The Reporting Person claims no beneficial ownership or dispositive powers with regard to the Spousal Shares.

     The following table represents all the Reporting Person's transactions involving common stock during the last 180 days.


--------  ----------------  -------------  ----------------  --------------
DATE           ENTITY       PURCHASE/SALE  NUMBER OF SHARES  AVERAGE PRICE
--------  ----------------  -------------  ----------------  --------------
December  Spousal shares    Sold                      6,438  $         2.12
--------  ----------------  -------------  ----------------  --------------

December  Reporting person  Sold                    208,500  $         2.25
--------  ----------------  -------------  ----------------  --------------

December  Discretionary     Bought                  391,015  $         2.23
--------  ----------------  -------------  ----------------  --------------

December  Discretionary     Sold                     51,000  $         2.18
--------  ----------------  -------------  ----------------  --------------

January   Reporting Person  Sold                     32,500  $         3.99
--------  ----------------  -------------  ----------------  --------------

January   Discretionary     Sold                     12,000  $         3.37
--------  ----------------  -------------  ----------------  --------------

February  Reporting Person  Bought                   38,500  $         2.48
--------  ----------------  -------------  ----------------  --------------

February  Reporting Person  Sold                      5,000  $         3.27
--------  ----------------  -------------  ----------------  --------------

March     Reporting Person  Sold                      5,000  $         3.27
--------  ----------------  -------------  ----------------  --------------

March     Discretionary     Bought                    9,500  $         2.86
--------  ----------------  -------------  ----------------  --------------

April     Discretionary     Bought                   23,000  $         1.90
--------  ----------------  -------------  ----------------  --------------

2-May     Discretionary     Sold                     20,000  $         2.90
--------  ----------------  -------------  ----------------  --------------


     The Reporting person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 926,001 shares of Common Stock, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

     The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 0 shares of Common Stock.

     (e)     n/a

                                  SCHEDULE 13D
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CUSIP  No.  14008M104                                      Page  5  of  5  Pages
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ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
             RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

             NO  MATERIAL  CHANGES

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated  May  23,  2001

/s/     Don  A.  Sanders
------------------------



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